Exhibit 99.1

AirNet Announces Capital Increase from Dragonpass Co., Ltd.

BEIJING, August 20, 2020 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. ("AirNet" or the "Company") (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that Dragonpass Co., Ltd. (“Dragonpass”), an independent third party, entered into a capital increase agreement (the “Agreement”) with relevant parties to subscribe for 1.61% of the equity interests in one of the Company’s subsidiaries providing media contents on airplanes for a consideration of RMB 10,000,000. The Agreement further stated that the committed subscription of equity would be the initial installment of an intended aggregate investment of RMB 30,000,000, of which the terms of the next installment of RMB 20,000,000 would be pending for further negotiations.

Mr. Herman Guo, the Chairman and CEO of the Company, commented “We are pleased to see that Dragonpass is optimistic towards the growth of the Company’s business segment of providing media contents on airplanes as well as the potential developments of the Company as a whole. The synergies between the two companies shall inspire new business opportunities beyond the subscription of equity interests.”

About Dragonpass Co., Ltd.

Established in 2005, Dragonpass offers an extensive global suite of products including airport/railway station lounge access, airport restaurant programs, limousine and concierge services (including VIP terminal access), and other premium benefits. With coverage in over 140 countries and 700 airports/railway stations globally, Dragonpass helps businesses including leading financial institutions drive customer engagement and serves over 30 million members worldwide.

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with its partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu
Director, Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com